VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549                                                                                                                                                    January 5, 2021

Attention: Todd K. Schiffman

Re: Tastemaker Acquisition Corp.

Amendment to Form S-1

Filed December 31, 2020

Dear Mr. Schiffman:

Tastemaker Acquisition Corp., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 5, 2021, regarding the Amendment No. 3 to Form S-1 filed on December 31, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Manner of Conducting Redemptions, page 30

In our prior comment 1, we asked you to file a copy of the agreement between the anchor investor and the sponsor as an exhibit to the registration statement. Please file this agreement as an exhibit or tell us why it is not a material contract in which the company has a beneficial interest, given that it contemplates the purchase by the anchor investor of 14.9% of the units in the offering and includes the anchor investor’s waiver of rights to funds in the trust account with respect to its allocation of founder shares, as well as a waiver of any future claims it may have against the company. Please see Item 601(b)(10)(i) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have filed the agreement between the anchor investor and the sponsor as Exhibit 99.7 of the Registration Statement.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Tastemaker Acquisition Corp.

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP